RECEIVED

2008 MAY 19 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6) [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

08002653

May 08, 2008

**Re: *Washtec AG***
**Exemption Number: 82-04888**

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Corporate News Release of **May 07th, 2008** concerning the acquisition of a manufacturer of washing chemicals **("WashTec AG signs agreement to acquire auwa Chemie GmbH & Co KG")** and our AdHoc Release of **May 08th, 2008** concerning the enactment of a share buy-back program **("WashTec AG relaunches share buy-back program")**.
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

PROCESSED
MAY 21 2008
THOMSON REUTERS

dw 5/20

WashTec AG | Argonstrasse 7 • D-86153 Augsburg
Germany
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Management Board: Thorsten Krüger (Spokesman), Christian Bernert
Chairman of the Supervisory Board: Michael Busch

Banking Details: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000

Registered Office: Augsburg
HRB 81 Commercial Register Augsburg

WashTec

## Press Release

## WashTec AG signs agreement to acquire auwa Chemie GmbH & Co KG

Augsburg, May 7, 2008 – WashTec AG today signed an agreement to acquire auwa Chemie GmbH & Co KG. The takeover is effective May 1, 2008.

auwa Chemie is a medium-size manufacturer of carwash chemicals with its headquarters in Augsburg, Germany. The company was established in 1970 by its current owner. auwa Chemie offers a complete range of carwash chemicals and with its "auwa" brand, has become a well-established manufacturer in the predominantly medium-sized European market for carwash chemicals. Through its own sales network in Germany and sales partners across Europe, auwa Chemie generates revenues of around 5 million Euros per year and has consistently posted positive results. The acquisition will be financed through the WashTecGroup's existing bank syndicate.

"The acquisition of auwa is consistent with WashTec's strategic positioning as a full solution provider of all services around the carwash value chain" explained WashTec management board spokesman, Thorsten Krüger. "For some time now we have been looking for a suitable partner to expand our range of products targeted at the car wash industry. The sales network and expertise that we are adding with auwa will serve as a platform to significantly grow our revenues in the chemicals segment. It will also serve as a basis for future carwash chemicals innovations. As the market leader, we will aim to achieve also a leading position in the carwash chemicals market. This step will allow us going forward to give all WashTec and auwa customers even greater support in their car wash businesses."

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501
Listed: official market in Frankfurt (Prime Standard); over-the-counter market in Berlin-Bremen, Düsseldorf, Munich and Stuttgart

WashTec AG
Argonstraße 7
86153 Augsburg
Phone: +49-821/55 84-0
Fax: +49-821/55 84-12 04

Management Board:
Thorsten Krüger (Spokesman)
Christian Bernert

Chairman of the Supervisory Board:
Michael Busch

HRB 81
Local Court of Augsburg

WashTec

## Ad hoc release according to article 15 WpHG (Securities Trading Act)

WashTec AG relaunches share buy-back program

Augsburg, May 08, 2008 – Today, WashTec AG relaunched its share buy-back program. The decision was taken by the Management Board with the consent of the Supervisory Board and in execution of the resolution passed by today's annual general meeting. Until November 07, 2009 WashTec may acquire up to a total of 800,000 of its own shares (this corresponds to approx. 5.3% of the current share capital of the company) via the stock exchange.

With this decision, the buy-back program, which has been resolved by the annual general meeting in 2007 and which was started in September 2007, continues. As of April 30, 2008 more than 200,000 own shares have already been bought back in course of the ongoing program.

The shares acquired in this framework, amongst others, shall be used to satisfy stock option rights for shares issued or to be issued in line with the WashTec stock option program. The total volume of these stock options also amounts to up to 800,000 shares. The shares acquired may also be used for a direct or indirect acquisition of companies, parts of companies or stakes in companies. The company reserves its right to cancel acquired shares in full or in part.

The share buy-back program will be executed by a bank nominated by the company.

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501
Stock market listing: Regulated Market in Frankfurt (Prime Standard);
Regulated Unofficial Market in Berlin, Bremen, Düsseldorf, Munich and Stuttgart



END